

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2015

Via E-mail
A. William Stein
Chief Executive Officer
Digital Realty Trust, Inc. and Digital Realty Trust, L.P.
Four Embarcadero Center, Suite 3200
San Francisco, CA 94111

> **Re:** **Digital Realty Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 1-32336**
>
> **Digital Realty Trust, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 0-54023**

Dear Mr. Stein:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

4. Investments in Unconsolidated Joint Ventures

Griffin Capital Essential Asset REIT, Inc. Joint Venture, page 127

1.   We note you contributed a property valued at $185.5 million in September 2014 to a joint venture with Griffin Capital Essential Asset REIT, Inc., and net of proceeds received, recognized a gain of $93.5 million. Please provide to us the basis of your conclusion to deconsolidate the property and record a gain on the sale of the 80% interest in the joint venture, and cite the appropriate accounting literature in your response. Also in your response, outline all decisions determined by the company to be major that require approval of the GCEAR member as well as those decisions that do not require such approval.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3486 with any questions.

Sincerely,

/s/ Daniel Gordon

Daniel Gordon
Senior Assistant Chief Accountant